Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

The Titan Corporation distributed the following information regarding certain benefit plan matters to its employees via email and made such information available via the voice and Internet communications of its third party plan administrator.

If you are a participant at T. Rowe Price in either The Titan Corporation Consolidated Retirement Plan or AverStar, Inc. Profit Sharing and Savings Plan, you were previously notified of a “blackout period” that was scheduled to commence at 4:00 p.m. ET on March 12. Please note the following: Lockheed Martin Corporation and The Titan Corporation announced today that Titan has agreed to delay until Monday, April 12, 2004 the vote of its stockholders on the pending merger with Lockheed Martin. As a result of the postponement of this meeting, the “blackout” period for participants in The Titan Corporation Consolidated Retirement Plan and the AverStar, Inc. Profit Sharing and Savings Plan, which was scheduled to start at 4:00 p.m. ET today, has been postponed. Thus any rights which a participant in these plans had to make any elections or give any directions before 4:00 p.m. ET today will continue in effect after 4:00 p.m. ET today. Finally, Titan currently anticipates that the blackout period for participants in these plans now will start at 4:00 p.m. ET on Wednesday, April 7. More specific information on the start of the blackout period will follow in due course.

To contact T. Rowe Price please call 1-800-922-9945 or log in on-line at rps.troweprice.com.

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus was mailed on or about February 13, 2004 to the stockholders of record of Titan as of February 9, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials before making any voting or investment decision with respect to the proposed merger because it contains important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus.